Exhibit 7.2

AMG Investments, LLC
8500 Station Street, Suite 113
Mentor, Ohio 44060
Phone: 440-951-1111
Fax: 440-255-8645

January 7, 2008
VIA FACSIMILE AND CERTIFIED U.S. MAIL

Sharon L. Churchill
Chief Financial Officer
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769

Re: LNB’s Loan’s To Officers, Directors and Their Affiliates

Dear Ms. Churchill,

As the largest shareholder of LNB Bancorp, we have a significant stake in making sure we understand LNB’s loan portfolio and the exposure it creates for the bank. In reviewing LNB’s filings with the Securities and Exchange Commission, we noted that in its Form 10-K for the year ended December 31, 2006, LNB reported that at 2006 year-end the bank had outstanding loans to officers, directors and their affiliates of almost $25 million, representing nearly 4% of LNB’s net loan portfolio. We believe that this loan exposure to insiders is unusual for similarly situated banks and are concerned about the relatively large amount of loans that LNB has outstanding to its officers, directors and their affiliates.

Although your 10-K states these loans are “made on substantially the same terms and conditions as transaction with non-related parties,” you do not disclose the average term, length to maturity or interest rate, what percentage of these loans are secured, the adequacy of the security, and other critical terms that are necessary to evaluate this significant portion of the bank’s portfolio.

To better enable LNB’s shareholders to evaluate the bank’s loans to related parties, we request that LNB make available to all shareholders through SEC filings or otherwise the following disclosure regarding the bank’s loans to its officers, directors and their affiliates:

•	Range of and average term of the loans and length to maturity;

•	Range of and average interest rates;

•	Percentage of the loans that are recourse and non-recourse;

•	The nature and adequacy of any security;

•	Whether the related party debtors are in compliance with applicable loan covenants;

•	Whether payment on these loans is current or past due;

•	Whether LNB has established any loan loss reserves against these loans; and

•	How these and other key terms compare to the bank’s non-related party loans.

Of course we recognize the bank is bound by various privacy regulations and are not asking you to disclose the names of individual borrowers (unless LNB is required to do so by applicable securities laws). We thank you in advance for your careful consideration of this matter. Please feel free to contact us if you have any questions regarding our concerns or if we can otherwise be of any assistance.

Respectfully Submitted,

AMG INVESTMENTS, LLC

/s/ Richard M. Osborne

/s/ Steven A. Calabrese

By Richard M. Osborne and Steven A. Calabrese, Co-Managers